UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Noah Holdings Limited

(Name of Issuer)

Ordinary Shares, Par Value US$0.0005 Per Share1

(Title of Class of Securities)

65487X1022

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

1              Two American depositary shares represent one ordinary share.

2              This CUSIP number applies to the Issuer’s American depositary shares.

CUSIP No. 65487X102		13G

1		Names of Reporting Person Zhe Yin
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3		SEC Use Only
4		Citizenship or Place of Organization The People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,708,659 ordinary shares (See Item 4)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 1,708,659 ordinary shares (See Item 4)
	8	Shared Dispositive Power 0
9		Aggregate Amount Beneficially Owned by Each Reporting Person 1,708,659 ordinary shares (See Item 4)
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11		Percent of Class Represented by Amount in Row (9) 5.6%[3]
12		Type of Reporting Person IN

3              Based on 30,799,656 ordinary shares outstanding as of December 31, 2019

CUSIP No. 65487X102		13G

1		Names of Reporting Person Yin Investment Co., Ltd.
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3		SEC Use Only
4		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,605,000 ordinary shares (See Item 4)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 1,605,000 ordinary shares (See Item 4)
	8	Shared Dispositive Power 0
9		Aggregate Amount Beneficially Owned by Each Reporting Person 1,605,000 ordinary shares (See Item 4)
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11		Percent of Class Represented by Amount in Row (9) 5.2%[4]
12		Type of Reporting Person CO

4              Based on 30,799,656 ordinary shares outstanding as of December 31, 2019

CUSIP No. 65487X102	13G

Item 1(a).	Name of Issuer Noah Holdings Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices No. 1687 Changyang Road, Changyang Valley, Building 2, Shanghai 200090, The People’s Republic of China

Item 2(a).	Name of Person Filing Zhe Yin Yin Investment Co., Ltd.

Item 2(b).	Address of Principal Business Office or, if none, Residence For each of Zhe Yin and Yin Investment Co., Ltd.: Building 2, 1687 Changyang Road, Yangpu District, Shanghai, P.R. China, 200090

Item 2(c).	Citizenship Mr. Zhe Yin is a citizen of the People’s Republic of China. Yin Investment Co., Ltd. is a British Virgin Islands company.

Item 2(d).	Title of Class of Securities Ordinary shares, par value US$0.0005 per share

Item 2(e).	CUSIP No. 65487X102. This CUSIP number applies to the issuer’s American depositary shares; Two American depositary shares represent one ordinary share.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

CUSIP No. 65487X102	13G

Item 4.	Ownership

The information required by Items 4(a) - (c) is set forth in Rows 5-11 of the cover page hereto and is incorporated herein by reference.

As of December 31, 2019, Mr. Zhe Yin has the right to acquire 52,407 ordinary shares upon vesting of restricted shares and 51,252 ordinary shares upon exercise of options.

Yin Investment Co., Ltd. (“Yin Investment”) is the record owner of 1,605,000 ordinary shares of the issuer. Mr. Zhe Yin is the sole director of Yin Investment and as such has power to vote and dispose of the ordinary shares held by Yin Investment. Mr. Zhe Yin is the beneficial owner of all the ordinary shares held by Yin Investment. The Trust was established for the purposes of Mr. Zhe Yin’s wealth management.

Yin Investment is indirectly wholly owned by ARK Trust (Hong Kong) Limited in its capacity as trustee of the Safe Harbor Trust (the “Trust”) constituted under the laws of Hong Kong, with Mr. Zhe Yin as the settlor and sole beneficiary of the Trust. Yin Investment is directly wholly owned by Phythm Profit Investment Limited, a British Virgin Islands company, which is in turn wholly owned by ARK Trust (Hong Kong) Limited, a professional trustee company. Therefore, ARK Trust (Hong Kong) Limited as trustee of the Trust may be considered to indirectly hold the shares of Yin Investment. However, the Trustee disclaims beneficial ownership of all such shares. ARK Trust (Hong Kong) Limited as trustee of the Trust has no power to dispose of the ordinary shares held by Yin Investment except upon written instruction by Mr. Zhe Yin, or to avoid criminal sanction or civil liability to persons not connected with the Trust, or to avoid adverse impact on the reputation of ARK Trust (Hong Kong) Limited or any of its associates.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: February 13, 2020

ZHE YIN

	By:	/s/ Zhe Yin
	Name:	Zhe Yin

YIN INVESTMENT CO., LTD.

	By:	/s/ Zhe Yin
	Name:	Zhe Yin
	Title:	Director

Exhibit No.	Description

99.1*	Joint Filing Agreement, dated February 13, 2012, by and between Yin Investment Co., Ltd. and Zhe Yin

* previously filed